 Exhibit 99.1

Press Release

HARVEST OPERATIONS ANNOUNCES THIRD QUARTER 2013
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA – NOVEMBER 14TH, 2013: Harvest Operations Corp. (“Harvest” or the “Company”) announces its financial and operating results for the third quarter ended September 30, 2013. The unaudited financial statements and Management’s Discussion & Analysis (“MD&A”) pertaining to the period are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and are available on the Harvest website www.harvestenergy.ca. All figures reported herein are in Canadian dollars unless otherwise stated. Tabular amounts are in millions of dollars, except where noted.

CONFERENCE CALL:

Harvest will be holding a conference call to discuss our third quarter 2013 results at 9:00 a.m. Mountain Standard Time (11:00 a.m. Eastern Standard Time) on November 20th, 2013 hosted by Mr. Les Hogan, Chief Operating Officer.

To participate in the conference call, dial 1-866-226-1793 (international callers or Toronto local dial 416-340-2218) a few minutes prior to start and request the Harvest conference call.

The call will be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 905-694-9451) and entering the passcode 1185534.

UPSTREAM HIGHLIGHTS:

•	Production volumes were 51,783 barrels of oil equivalent per day (boe/d) in the quarter and 53,591 boe/d for the first nine months of the year, a 10% decrease for both periods compared to 2012.
•	Operating netbacks prior to hedging for the quarter averaged $32.74/boe, and $30.30/boe in the nine months of the year, an increase of 24% and 9% respectively, compared to the same periods in 2012.
•

Cash contribution was $139.7 million and $398.8 million for the third quarter and first nine months of 2013, respectively, a $6.3 million increase and $22.4 million decrease from the same periods in 2012.

•	Upstream capital budget increased by $44 million to a total budget of $344 million.
•	Harvest invested $60.8 million in the third quarter and drilled 20 gross (16.9 net) wells; in the nine month period of 2013 we invested $213.4 million and drilled 68 gross (62.0 net) wells.
•	Subsequent to September 30, 2013, Harvest disposed of certain non-core assets in Alberta for total proceeds of approximately $53.0 million, prior to any customary closing adjustments.

BLACKGOLD OIL SANDS HIGHLIGHTS:

•

Capital invested was $136.7 million and $316.4 million for the third quarter and nine month period in 2013, respectively, including $66.0 million of non-cash expenditures related to engineering, procurement and construction (“EPC”) costs which will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work in 2014, mainly related to the development of the Central Processing Facility (“CPF”).

•	As at September 30, 2013, the overall project was 87% complete. Commissioning of the CPF, first steam and production are expected in 2014.
•	Phase 2 approval of the commercial scheme was received from the Alberta Energy Regulator (“AER”) during the quarter with environmental approval from Alberta Environment expected by the end of 2013.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 5	November 14, 2013

DOWNSTREAM HIGHLIGHTS:

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Cash deficiency was $58.8 million and $120.0 million for the third quarter and first nine months of 2013, compared to a $0.2 million contribution and $38.6 million deficiency, respectively, for the same periods of 2012.

•

Third quarter gross refining margins (loss) averaged US($1.43)/bbl compared to US$6.03/bbl in the same quarter of 2012. In the first nine months the gross refining margin averaged US$0.62/bbl, a decrease from US$4.28 in the same period of 2012.

•

Refinery throughput volume averaged 93,798 barrels per day (bbl/d) and 100,016 bbl/d for the third quarter and first nine months of 2013, respectively, an increase of 8,909 bbl/d and 256 bbl/d compared to the same periods in 2012.

•	In the third quarter and first nine months of 2013, Harvest invested $12.5 million and $35.1 million, respectively, for reliability and maintenance projects.

CORPORATE HIGHLIGHTS:

•	Net loss for the third quarter and first nine months was $79.5 million and $264.1 million, respectively, an increase from $38.5 million and $184.4 million respectively from the same periods in 2012.
•	On October 18, 2013, Harvest expanded the credit facility borrowing capacity from $800.0 million to $1.0 billion.

FINANCIAL & OPERATING HIGHLIGHTS:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	51,783	57,686	53,591	59,696
Average realized price
Oil and NGLs ($/bbl)(2)	86.13	70.71	76.97	73.67
Gas ($/mcf)	2.72	2.52	3.33	2.30
Operating netback prior to hedging ($/boe)(1)	32.74	26.39	30.30	27.69
Operating income (loss)	3.9	(11.3)	(18.9)	(48.9)
Cash contribution from operations(1)	139.7	133.4	398.8	421.2
Capital asset additions (excluding acquisitions)	60.8	77.5	213.4	357.4
Property and business acquisitions (dispositions), net	4.0	(2.8)	(118.1)	(3.1)
Net wells drilled	16.9	25.8	62.0	88.1
Net undeveloped land additions (acres)(3)	10,113	36,765	32,056	91,852

BLACKGOLD OIL SANDS
Capital asset additions	136.7	36.4	316.4	119.7
Net wells drilled	−	7.0	−	26.0

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	93,798	84,889	100,016	99,760
Average refining gross margin (loss) (US$/bbl)(1)	(1.43)	6.03	0.62	4.28
Operating loss	(78.0)	(22.2)	(184.6)	(114.2)
Cash contribution (deficiency) from operations(1)	(58.8)	0.2	(120.0)	(38.6)
Capital asset additions	12.5	12.9	35.1	32.7

NET LOSS(4)	(79.5)	(38.5)	(264.1)	(184.4)

(1) This is a non-GAAP measure; please refer to “Non-GAAP Measures” in the respective MD&A.
(2) Excludes the effect of risk management contracts designated as hedges.
(3) Includes lands acquired in business combinations.
(4) Net loss includes the consolidated operating results of Harvest’s operating segments.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 5	November 14, 2013

UPSTREAM OPERATIONS:

The third quarter 2013 average daily production of 51,783 boe/d decreased by 10% compared to the second quarter 2012 production of 57,686 boe/d. Daily production for the first nine months of 2013 averaged 53,591, a decrease of 10% compared to the same period in 2012. The decrease for both periods was mainly due to smaller 2012 and 2013 capital drilling programs to offset natural production declines and dispositions of non-core producing assets.

Operating netback prior to hedging for the third quarter of 2013 was $32.74/boe, an increase of $6.35/boe from 2012 mainly due to higher average realized prices, partially offset by higher royalties per boe. Operating netback prior to hedging for the first nine months of 2013 was $30.30/boe, an increase of $2.61/boe from 2012 mainly due to higher average realized prices, partially offset by higher operating expenses per boe.

Prior to hedging, Harvest’s average realized price was $60.62/boe and $57.37/boe for the third quarter and first nine months of 2013 respectively, a 17% and 7% increase from the same periods in 2012. The period-over-period price movements for light to medium oil, heavy oil and natural gas realized prices were consistent with increases in the Edmonton Light, WCS and AECO benchmark prices respectively. Natural gas liquids realized prices increased by 8% for the third quarter of 2013 and decreased 1% for the first nine months of 2013 as compared to the same periods in 2012. The increase in the third quarter of 2013 reflects the changes in condensate, butane and propane commodity prices from 2012.

Cash contribution from Upstream operations was $139.7 million for the third quarter of 2013, a $6.3 million increase from the same period in 2012 driven by a higher operating netback per boe, partially offset by lower sales volumes. For the first nine months of 2013, cash contribution from operations was $398.8 million, a $22.4 million decrease from the same period in 2012 mainly driven by lower sales volumes, partially offset by higher operating netback per boe.

The Upstream capital budget has been increased by $44 million for a total of $344 million for 2013. The increase is mainly allocated to the acceleration of the 2014 drilling program. For 2013, the Upstream capital budget is largely allocated to production and reserve additions focused on crude oil opportunities in Western Canada, complemented with the liquids-rich natural gas wells in the Deep Basin area.

In the third quarter of 2013 Harvest spent $60.8 million of capital in the Upstream. During the quarter, 57% of the funds or $34.7 million was used to drill and tie-in wells. During the third quarter ending September 30, 2013, Harvest drilled 10 gross (10.0 net) heavy oil wells, 7 gross (6.3 net) light oil wells, and participated in 3 gross (0.6 net) partner operated gas wells. In the previous six months ended June 30, 2013, Harvest drilled 22 gross (22.0 net) wells pursuing heavy gravity oil, 9 gross (8.3 net) light to medium oil wells, 8 gross (5.8 net) gas wells and 9 gross (9.0 net) injection wells.

As part of a strategic review process, Harvest identified non-core properties for disposition to high-grade Harvest’s asset portfolio and to monetize non-core assets. As Harvest continues the process we are currently, marketing properties throughout western Canada representing approximately 2,000 boe/d of production. The proceeds from dispositions would be used to manage Harvest’s liquidity, fund future development of core assets and acquisition of strategic assets.

During the first quarter of 2013, Harvest disposed of certain non-core producing properties in Alberta and British Columbia for proceeds of $9.5 million. During the second quarter of 2013, Harvest sold certain non-core oil and gas assets with approximately 900 boe/d of production in west central Saskatchewan, for cash proceeds of $107.9 million. Harvest also disposed of other non-core properties in Alberta and Saskatchewan for proceeds of $3.1 million. Gains on dispositions of $1.5 million and $10.4 million have been recorded for the third quarter and nine months ended September 30, 2013.

Subsequent to September 30, 2013, Harvest disposed of certain non-core assets in Alberta for total proceeds of approximately $53.0 million, prior to any customary closing adjustments.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 5	November 14, 2013

BLACKGOLD OIL SANDS OPERATIONS:

During the first nine months of 2013 Harvest invested $316.4 million mainly related to the construction of the CPF, including $66.0 million of non-cash expenditures related to EPC costs which will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work in 2014. The CPF is being developed under an EPC contract for expected total costs of approximately $590 million, increased from a previous estimate of $520 million. The BlackGold oil sands project (“BlackGold”) faces similar cost and schedule pressures as other oil sand projects, including shortage of skilled labor and rising costs.

At the end of the third quarter, Harvest recorded costs of $602.8 million on the entire project since acquiring the BlackGold assets in 2010. At the end of September 2013, the overall BlackGold oil sands project is approximately 87% complete. Commissioning of the CPF, first steam and first oil production from Phase 1 is expected in 2014.

Phase 2 of the project, which is targeted to increase production capacity to 30,000 bbl/d, received approval of the commercial scheme from the AER in the third quarter. Environmental approval for Phase 2 from Alberta Environment is expected in the fourth quarter of 2013.

DOWNSTREAM OPERATIONS:

Cash deficiency from operations was $58.8 million in the third quarter and $120.0 million for the first nine months of 2013 compared to a $0.2 million contribution and $38.6 million deficiency for the same periods in 2012, respectively. The increases in cash deficiency were mainly due to the combination of lower average refining gross margins per bbl and greater throughput volumes.

Harvest’s refining gross margin (loss) averaged US($1.43)/bbl and US$0.62/bbl for the third quarter and first nine months of 2013, a decrease from US$6.03/bbl and US$4.28/bbl for the same periods in 2012, respectively. The decrease in gross refining margin for both periods was mainly due to lower product crack spreads, a result of current market conditions and high cost of Renewable Identification Numbers credits combined with slightly lower sour crude discounts and a higher proportion of negative-margin high sulphur fuel oil.

Throughput averaged 93,798 bbl/d in the quarter, an increase of 8,909 bbl/d from the third quarter of 2012. The average throughput for the first nine months of 2013 was 100,016 bbl/d, a slight increase of 256 bbl/d for the same period in 2012.

In the third quarter and first nine months of 2013, Harvest invested $12.5 million and $35.1 million, respectively, for reliability and maintenance projects. The refinery underwent a four-week planned outage through mid-September to mid-October 2013 to replace catalyst in the isomax and hydrogen unit. Upon completion of the planned outage, the refinery experienced a four-week unplanned outage of the sulphur recovery unit (“SRU”) and hydrocracker unit in the third quarter of 2013 caused by a leak on the SRU.

As referenced in recent media reports, Harvest confirms that it has commenced a process to evaluate various business opportunities pertaining to the Downstream business including, but not limited to introduction of joint venture partners, disposition in whole or in part as well as multiple economic scenarios for future operations. An outcome or recommendation as to the decision arising out of this review for the Downstream business has not been determined.

CORPORATE UPDATE:

Net loss was $79.5 million and $264.1 million for the third quarter and first nine months of 2013, respectively. Net loss increased for the nine month period due to the changes in the operating losses of the Upstream and Downstream segments, as well as the changes in unrealized foreign exchange (gains) losses during 2013 and lower income tax recovery during 2013.

In August, the Harvest Board of Directors appointed Mr. Chang Seok Jeong as Chairman of the Harvest Board and as Chairman the Compensation and Corporate Governance Committee. Mr. Jeong has been a Board Member for Harvest since January 2012. He currently holds the position of Executive Vice President of the Production Group at Korea National Oil Corporation (“KNOC”). Additionally, Mr. Eugene Synn has been appointed as a Director and a member of the Compensation and Corporate Governance Committee. The Harvest Board also appointed Mr. Piljong Sung as Chief Strategy Officer & Corporate Secretary.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 5 of 5	November 14, 2013

Subsequent to the end of the third quarter of 2013 and on October 18, 2013, the credit facility borrowing capacity was increased from $800 million to $1.0 billion. All other terms to the credit facility agreement remain unchanged.

CORPORATE PROFILE

Harvest is a wholly-owned, subsidiary of KNOC. Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream), an oil sands project under construction and development in northern Alberta (BlackGold) and refining and marketing of distillate, gasoline and fuel oil (Downstream) segments.

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty.

The forward-looking information in the press release is provided with the objective to share with stakeholders management’s expectations for 2013 operating levels, key expenses in the Upstream and Downstream segments and major cash outflows in 2013. The guidance information provided is consistent with the Company’s current budget information. Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION

Further information about us can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca. Information can also be found by contacting our Investor Relations department at (403) 265-1178 or at 1-866-666-1178.

INVESTOR & MEDIA CONTACTS:

Kari Sawatzky, Manager, Investor Relations
Email: information@harvestenergy.ca
Toll Free Investor Mailbox: (866) 666-1178
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Website: www.harvestenergy.ca